

October 24, 2016

Via E-Mail

David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road, Central
Hong Kong

> **Re: Trina Solar Limited**
> **Amended Schedule 13E-3**
> **Filed October 20, 2016 by Trina Solar Limited, et. al.**
> **File No. 005-82526**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments.

Proxy Statement

Special Factors

Reasons for the Merger, page 31

1.   We note the incorporation by reference added in response to prior comment 7. Please revise to include the information in the proxy statement to be delivered to security holders.

Shares, Options and Restricted Shares Held by Officers and Directors, page 64

2.   We note that the column captioned "Total Cash Payments" in the table on page 65 includes asterisks instead of the amounts of cash to be paid to the listed individuals. Please tell us why the individuals do not appear to be receiving any cash payments but the total of this column indicates payments of $15.3 million.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions